                            SCHEDULE 14A INFORMATION

          Proxy Statement Pursuant to Section 14(a) of the Securities

                     Exchange Act of 1934 (Amendment No. )

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:


[ ]  Preliminary Proxy Statement     [ ]      Confidential, for Use of the
                                              Commission Only (as permitted by
                                              Rule 14a-6(e)(2))

[X]  Definitive Proxy Statement

[ ]  Definitive Additional Materials

[ ]  Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

                        The May Department Store Company
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                May Company Independent Shareholders' Committee
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.


(1) Title of each class of securities to which transaction applies:

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(2) Aggregate number of securities to which transaction applies:

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(3) Per unit price or other underlying value of transaction computed pursuant to
Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):


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(4) Proposed maximum aggregate value of transaction:

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(5) Total fee paid:

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[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

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(2) Form, Schedule or Registration Statement No.:

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(3) Filing Party:

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(4) Date Filed:

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Notes:

May Company Independent Shareholders' Committee
2100 L Street, N.W.
Suite 210
Washington, DC  20037

Dear May Company Shareholder:


     We wish to make you aware that we are sponsoring two shareholder proposal that will be considered at the 1997 annual meeting of The May Department Stores Company. We are the May Company Independent Shareholders' Committee, a committee independent of May Company management formed by the Union of Needletrades, Industrial and Textile Employees ("UNITE") and the Southern Regional Joint Board of UNITE for the purpose of sponsoring this proposal.



     The proposal is an anti-poison, pill proposal. It will be presented in the form of an amendment to the By-Laws, the terms of which provide for the elimination of the Company's current poison pill rights plan and require shareholder approval before this type of anti-takeover device can be authorized in the future.

     We also wish to make you aware that a shareholder proposal concerning the Company's Vendor Responsibility Program was submitted to the Company by the Southern Regional Joint Board of UNITE, a member of the Independent Shareholder's Committee, pursuant to Rule 14a-18 under the proxy rules, and has been included in Management's proxy statement as Proposal (d).


     To ensure success in the future, the May Company must receive a strong message from its shareholders at this time. We urge you to review the proxy materials carefully and to vote your shares at this year's Annual Meeting. Thank you for your consideration.

Sincerely,

May Company Independent Shareholders' Committee


Michael R. Zucker

                May Company Independent Shareholders' Committee
                              2100 L Street, N.W.
                             Washington, DC  20037
                                   Suite 210
                                 (202) 785-5690

                                PROXY STATEMENT
                                       OF
                MAY COMPANY INDEPENDENT SHAREHOLDERS' COMMITTEE
                             IN CONNECTION WITH THE
                      1997 ANNUAL MEETING OF SHAREHOLDERS
                      OF THE MAY DEPARTMENT STORES COMPANY



                                                            April 29, 1997



          The May Company Independent Shareholders' Committee (the "Independent Shareholders' Committee") is furnishing this Proxy Statement in connection with the solicitation of proxies for use at the Annual Meeting (the "Annual Meeting") of Shareholders of The May Department Stores Company ("May Company" or the "Company") to be held on Friday, May 23, 1997 at the Cervantes Convention Center, St. Louis, Missouri at 10:00 a.m. C.S.T. or at any adjournment thereof. Copies of this Proxy Statement and form of proxy are being mailed by the Independent Shareholders' Committee to shareholders on or about April 29, 1997. The mailing address of the principal executive offices of the Company is 611 Olive Street, St. Louis, Missouri, 63101-1799.


          The Independent Shareholders' Committee is a committee independent of May Company management, formed by the Union of Needletrades, Industrial and Textile Employees ("UNITE") and the Southern Regional Joint Board of UNITE for the purpose of sponsoring a shareholder proposal that will be considered at the Annual Meeting. The Southern Regional Joint Board of UNITE is the beneficial owner of 50 shares of the Company's common stock, and pension trusts organized for the retirement benefit of members of UNITE, a labor organization headquartered in New York, New York, hold approximately 53,418 shares of the Company's common stock. The Southern Regional Joint Board is comprised of various UNITE local affiliates located in the Southeastern region of the United States. See "Information Concerning the Independent Share holders' Committee-- UNITE and Southern Regional Joint Board" and "--Certain Relationships."


          The Independent Shareholders' Committee will make the following proposal at the Annual Meeting:

    An amendment to the Company's By-Laws, the terms of which amendment provide for the elimination of the Company's "poison pill" rights plan, and subject future poison pills to shareholder approval.



          The Independent Shareholders' Committee urges all shareholders to attend the meeting in person. If you are unable to attend in person and wish to have your shares voted, please sign and date the enclosed proxy and return it in the postpaid envelope as promptly as possible. By returning the enclosed proxy, shareholders will be able to vote on all matters described in Management's proxy statement, including the election of its nominees to the Board of Directors.


          Our card (enclosed) grants us no discretionary authority to vote on matters not listed. Where no voting instructions are given on our card, the shares represented by the proxy will be voted for Proposals (a), (b), (c) and
(d) and (e).  See "Unmarked Proxies and Other Business."

      PLEASE SIGN, DATE AND RETURN TODAY THE ENCLOSED BLUE PROXY CARD TO:

                MAY COMPANY INDEPENDENT SHAREHOLDERS' COMMITTEE
                              2100 L STREET, N.W.
                                   SUITE 210
                             WASHINGTON, DC  20037
                                (202) 785-5690

        RESOLUTION PROPOSED BY THE INDEPENDENT SHAREHOLDERS' COMMITTEE

INDEPENDENT SHAREHOLDERS' COMMITTEE PROPOSAL: ANTI-POISON PILL BY-LAW AMENDMENT
-------------------------------------------------------------------------------
 (Proposal (e) on the Proxy Card; does not appear on Management Proxy Card)

We propose that the shareholders of the Company adopt the following resolution:


        "RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law and Article XIII of the Company's By-Laws, the share owners of The May Department Stores Company (the "Company") hereby amend the Company's By-Laws to add the following article, such amendment to be effective immediately upon approval by holders of a majority of the outstanding shares of stock present, in person or by proxy, at the meeting of share owners at which such resolution is proposed:


        The Company shall not adopt or maintain any rights plan or similar agreement, commonly referred to as a "poison pill," which is designed to impede, or has the effect of impeding, the acquisition of a block of stock in excess of a specified threshold and/or merger or other transaction between a significant shareowner and the Company, unless such plan or agreement has theretofore been approved by holders of a majority of the outstanding shares of stock at a general or special meeting of share owners, and the Company shall redeem any such plan or agreement in effect as of the date of adoption of this Article of the By-Laws, including without limitation the Company's 1994 Rights Agreement. Anything to the contrary notwithstanding, this Article may not be amended, modified or repealed, except by holders of a majority of the outstanding shares of stock."

THE INTENT OF THIS PROPOSAL IS TO ELIMINATE THE POISON PILL CURRENTLY IN PLACE AT MAY COMPANY AND TO REQUIRE SHAREHOLDER APPROVAL FOR THE ADOPTION OF ANY FUTURE POISON PILL.

          The Company's Board of Directors first adopted a rights agreement, commonly known as a poison pill, in 1986. Such rights agreement originally had a ten-year term; however, in 1994 the Company amended and extended the rights agreement through 2004. The amended and extended rights agreement is referred to herein as the "Rights Agreement."

          Under the Rights Agreement, one right has been declared for each Common Share outstanding. Each right entitles shareholders to purchase, under certain conditions, one four-hundredth of a share of the Company's Junior Participating Preference Shares at a purchase price of $150. The rights will be exercisable if a person or group acquires beneficial ownership of 20% or more of the Company's outstanding Common Stock or has announced a tender offer upon consummation of which said person or group would own 20% or more of the Company's outstanding Common Stock. Rights held by the 20%-or-more holder will become void. The rights will expire on August 31, 2004, unless redeemed earlier by the Board of Directors. The Company may redeem the rights for $.01 per share subject to adjustment. For a more complete summary of the Rights Agreement, see the Company's Report on Form 8-K dated September 2, 1994, which is incorporated herein by reference.

          The Company's Rights Agreement is an anti-takeover device which effectively prevents a change in control of the Company without the approval of the Board of Directors. Triggering the poison pill affects the bidder by causing substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors. We feel the poison pill forces potential investors to negotiate acquisitions with management, instead of making their offer directly to shareholders.

          In 1996, according to the Investor Responsibility Research Center, shareholder support for proposals opposing pills increased to 53.4%, the highest support of any issue that proxy season. Such proposals received eight majority votes in 1996: Weyerhauser, Rite Aid, Fleming, Supervalu, Rowan, Baker Hughes, Wellman, and Consolidated Natural Gas.

          We have not proposed a precatory shareholder resolution on the poison pill because a number of companies have chosen to ignore the wishes of shareholders to eliminate or prevent the creation of these devices despite majority votes in favor of such voluntary resolutions. Proposals like ours, which seek to eliminate and prevent poison pills by amending company by-laws, have been proposed at other companies including Fleming Companies, Inc. and Harrah's Entertainment Inc. We believe an amendment to the By-Laws to immediately eliminate our Company's poison pill is the best way to increase Board accountability and shareholder value.

          The Company has already stated in its proxy statement that it intends to exercise its discretionary authority to vote against our proposal should it be properly presented at the annual meeting. We do not believe that under the proxy rules the Company has the right to exercise such discretionary authority.

LEGAL ISSUES RELATING TO THE ANTI-POISON PILL PROPOSAL


          While we believe that the anti-poison pill by-law is valid, we recognize that the Delaware courts have not considered the validity of it or any similar by-law and, therefore, have not resolved the extent to which stockholder-adopted by-laws may limit the authority of a Board of Directors to oppose, or to adopt or employ defensive measures against, takeover bids. Accordingly, it is uncertain whether the anti-poison pill by-law would survive a Delaware court challenge. However, there is some support for the validity of the anti-poison pill by-law in a recent Oklahoma Federal Court decision involving an Oklahoma corporation. The court required a corporation to include in its proxy statement for its 1997 annual shareholders meeting a proposal to adopt a by-law requiring the board of directors to redeem the existing poison pill and to submit any successor poison pill to a shareholder vote. IBTGF v.
                                                                     --------
Fleming Companies, Inc., No.Civ-96-1650 - A (1997).  This decision is not
-----------------------
binding on Delaware courts.

          We believe that Section 109 of the Delaware General Corporation Law authorizes the enactment of the anti-poison pill by-law. Section 109(a) gives stockholders the power to "adopt, amend or repeal By-laws." Section 109(b) states: "The by-laws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers OR THE RIGHTS OR POWERS OF ITS STOCKHOLDERS, DIRECTORS, officers or employees" (emphasis added). [In a review of the Delaware General Corporation Law, and the certificate of incorporation and by-laws of the Company, we have not discovered any provisions that bar stockholders from adopting the anti-poison pill by-law. We believe that Section 141(a) of the Delaware General Corporation Law does not bar the adoption of the anti-poison pill by-law. That section states: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, EXCEPT AS MAY BE OTHERWISE PROVIDED IN THIS CHAPTER or in its certificate of incorporation" (emphasis added).

          We believe that the adoption of the anti-poison pill by-law is not inconsistent with Section 141(a) for two reasons. First, if Section 141(a) is read as granting the board of directors exclusive authority over the business and affairs of the corporation, that grant is qualified by the phrase "except as may be otherwise provided in this chapter or in its certificate of incorporation." The savings clause leaves room for the grant of authority in
Section 109 for stockholders to adopt by-laws, such as the anti-poison pill by-law, which relate to the rights and powers of stockholders and directors. Second, we believe that any reading of Section 141(a) that invalidated the anti-poison pill by-law would make meaningless Section 109's broad grant of authority for stock holders to adopt by-laws relating to the rights or powers of stockholders and directors.

          We also believe that the anti-poison pill by-law does not conflict with Delaware case law dealing with the fiduciary duties of boards of directors. In certain cases, courts interpreting Delaware law have, on the basis of particular facts presented, upheld reasonable defensive measures adopted by directors who, in good faith and upon reasonable investigation, believed that a hostile offer posed a danger to corporate policy and effectiveness, even though a majority of the stockholders may have tendered their shares. We believe that these cases do not support invalidating the anti-poison pill by-law because in none of those cases was the board's discretion limited by a by-law previously adopted by stockholders pursuant to their powers under Section 109, nor did the court consider the stockholders' authority to adopt such a by-law. We believe it is inherent in the Delaware scheme of corporate law that while the board is entitled to exercise its judgment in responding to a tender offer or other takeover bid, its judgment must be exercised within the framework of statutes, charter provisions and by-laws which in certain instances limit the actions that directors may take even when the directors believe that their chosen course of action is in the best interests of stockholders.

WE URGE YOU TO VOTE FOR THIS PROPOSAL.
                    ---

                                 OTHER MATTERS


          In addition to soliciting proxies in connection with the proposal by the Independent Shareholders' Committee, the Company's directors are soliciting proxies in connection with the following proposals to be brought before the Annual Meeting: election of four directors (Proposal (a)); ratification of the appointment of auditors (Proposal (b)); a shareholder proposal to eliminate the Company's classified board and require that directors stand for election annually (Proposal (c)); and a shareholder proposal to strengthen the Company's Vendor Responsibility Program (Proposal
(d)).

          The accompanying BLUE Annual Meeting proxy card will be voted at the Annual Meeting in accordance with your instructions on such card.

          THE INDEPENDENT SHAREHOLDERS' COMMITTEE URGES A VOTE FOR PROPOSALS
(A), (B), (C), (D) AND (E).

                             ELECTION OF DIRECTORS
                             ---------------------
                        (Proposal (a) on the Proxy Card)

          You may vote FOR the election of each of the Company's Nominees as Directors or withhold authority to vote for the Company's Nominees by marking the proper box on the BLUE Annual Meeting proxy card. You may also withhold your vote from any one or more of the Nominees by writing the name of such nominee(s) in the space provided on the BLUE Annual Meeting proxy card. IF NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE SHARES REPRESENTED BY THE BLUE PROXY CARD FOR THE ELECTION OF ALL OF THE COMPANY'S NOMINEES PROVIDED THAT YOU HAVE SIGNED AND DATED THE PROXY CARD.

                            RATIFICATION OF AUDITORS
                            ------------------------
                        (Proposal (b) on the Proxy Card)

          This proposal seeks the ratification of Arthur Andersen LLP as independent accountants for fiscal 1997.

PLEASE CAST YOUR VOTE FOR THIS RESOLUTION.
                      ---

                     CLASSIFIED BOARD SHAREHOLDER PROPOSAL
                     -------------------------------------
                        (Proposal (c) on the Proxy Card)


          We believe that May Company's classified Board is an anti-takeover device which neither adds shareholder value nor is needed to protect the interests of shareholders. We further believe board accountability to shareholders is strengthened when all directors must stand for election annually.

PLEASE CAST YOUR VOTE FOR THIS RESOLUTION.
                      ---



          SHAREHOLDER PROPOSAL CONCERNING VENDOR STANDARDS OF CONDUCT
           ---------------------------------------------------------
                        (Proposal (d) on the Proxy Card)

          The following proposal was submitted to the Company by the Southern Regional Joint Board of UNITE pursuant to Rule 14a-8 under the proxy rules, and has been included in Management's proxy statement as Proposal (d). We are hereby soliciting proxies in support of this proposal.

          "RESOLVED, that the shareholders of The May Department Stores Company (the "Company" or "May Company") hereby request that the Board of Directors review compliance with its "Vendor Standards of Conduct," and prepare a report at reasonable expense, which would be available to shareholders by November 1997. The report should describe the Company's current and future compliance efforts and plans. We further request that our Company add the following compliance related measures to its vendor policies:


          1. Establish independent monitoring mechanisms in conjunction with non-governmental organizations, including allowing direct access to employees who make Company products;

          2.  Strengthen internal monitoring procedures; and

          3. Translate "Vendor Standards of Conduct" into the language of employees of Company suppliers and require suppliers to distribute these documents to employees."



PLEASE CAST YOUR VOTE FOR THIS RESOLUTION.
                      ---

                                 VOTING RIGHTS

          The Company's Board of Directors has fixed the close of business on April 1, 1997 as the record date for determining the shareholders of the Company entitled to notice of and to vote at the Annual Meeting and any adjournment thereof. Owners of common stock are entitled to cast one vote for each share owned. According to the Company's proxy statement, the outstanding voting securities of May Company as of the record date, which carry 250,606,163 votes, consisted of (i) 235,236,024 shares of common stock (excluding 78,400,972 shares of treasury stock), and (ii) 682,359 shares of ESOP stock which carry 15,370,139 votes. The owners of the outstanding common stock and of the ESOP stock are entitled to vote together as a single class. The election of directors requires a plurality of votes cast. The affirmative vote of the owners of a majority of the shares represented in person or by proxy and entitled to vote on the item is required to approve the ratification of auditors and the shareowner proposals. The shares represented by abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum. Abstentions and broker non-votes are not counted as either FOR or AGAINST for purposes of the election of directors. An abstention is counted as a vote AGAINST, and a broker non-vote is not counted as either FOR or AGAINST, for purposes of approving the other matters to be acted upon at the annual meeting.


                               REVOCATION RIGHTS

          A shareholder who executes the enclosed proxy may revoke it at any time before it is exercised. An executed proxy may be revoked either by a later dated proxy with respect to the same matters, by giving notice of revocation to the Secretary of the Company, or by voting in person at the Meeting. Proper execution of the enclosed proxy will revoke a previously executed proxy delivered to the Company. If the proxy is not revoked, it will be voted by those herein named as you direct on the proxy.

                      UNMARKED PROXIES AND OTHER BUSINESS

          If you sign and return to us your BLUE proxy, your shares will be voted in accordance with your instructions. If no instructions are given for any matter, your shares will be voted for each of Management's director nominees (Proposal (a)) and for each of the other Annual Meeting proposals (Proposals
(b), (c), (d) and (e)), including the poison pill by-law amendment proposal set forth above.



          Except as set forth above, we are not aware of any proposals to be brought before the Annual Meeting. Should any other proposal be brought before the Annual Meeting, the vote required for approval of such proposal would be as prescribed by the Company's charter or by-laws or by applicable law. Our card (enclosed) grants us no discretionary authority to vote on matters not listed. If no directions are given, and this signed card is returned, the proxies named on Management's proxy card will vote in accordance with recommendations of the Board of Directors and in each proxy's discretion on any other matter that may properly come before the meeting and at any adjournment or postponement thereof.

                            SOLICITATION OF PROXIES

          We expect to solicit proxies through the mail, as well as by telephone and facsimile and through personal interviews. We will also request brokers, custodians and other nominees to forward solicitation materials to the beneficial owners of Common Stock, and such persons will be reimbursed for their reasonable out-of-pocket expenses. Proxies may be solicited personally and by telephone and facsimile by regular employees of UNITE, none of whom will receive additional compensation for such solicitation. Proxies will not be solicited by specially engaged employees or paid solicitors.

          The cost of the solicitation will be borne solely by the Independent Shareholders' Committee. While the exact cost of the solicitation is not at this time known, it is not expected to exceed $25,000. Total expenditures to date, including printing and postage expenses, have been $5,000. Reimbursement for the cost of this solicitation will not be sought from the May Company.

                          INFORMATION CONCERNING THE
                      INDEPENDENT SHAREHOLDERS' COMMITTEE

          The May Company Independent Shareholders' Committee has been formed by UNITE and the Southern Regional Joint Board of UNITE for the purpose of this solicitation.

UNITE AND SOUTHERN REGIONAL JOINT BOARD

          The Southern Regional Joint Board of UNITE, as successor in interest to the Southern Regional Joint Board of the Amalgamated Clothing and Textile Workers Union, is the beneficial owner of 50 shares of May Company Common Stock. Pension trusts organized for the retirement benefit of members of UNITE, a labor organization headquartered in New York, New York, are the holders of approximately 53,418 shares of May Company Common Stock. UNITE represents approximately seventy-five May Company employees at three store locations. The Southern Regional Joint Board is comprised of various UNITE local affiliates located in the Southeastern region of the United States.


          The Independent Shareholders' Committee, UNITE and the Southern Regional Joint Board of UNITE are "participants" in this solicitation under Item 4 of Reg. 240.14a-101 of the Proxy Rules. The following employees of UNITE may also be deemed to be "participants" in this solicitation under Item 4 of Reg. 240.14a-101 of the Proxy Rules: Michael R. Zucker, Director of Corporate and Financial Affairs at UNITE, at 2100 L Street, N.W., Washington, D.C. 20037; Marka Peterson, Associate Director of Corporate and Financial Affairs at UNITE, at 2100 L Street, N.W., Washington, D.C. 20037; Benjamin Hensler, Field
Director of Corporate and Financial Affairs at UNITE, at 2100 L Street, N.W., Washington, D.C. 20037; and Yvonne McNeese, Research Associate at UNITE, at 2100 L Street, N.W., Washington, D.C. 20037.

CERTAIN RELATIONSHIPS

          UNITE and the Southern Regional Joint Board of UNITE are collective bargaining representatives of employees at companies located throughout North America. Although UNITE is not currently seeking to organize employees at May Company, it may in the future engage in organizing activities at the Company or at vendors or manufacturers or other entities with which the Company conducts business. The Independent Shareholders' Committee was formed for the purpose of conducting this solicitation and does not engage in organizing activities.


          UNITE locals have three collective bargaining agreements in place with the Company that cover a total of 75 employees, and there are no current labor disputes. UNITE, as the preeminent labor union in the clothing and textile industries, in the ordinary course engages in organizing and collective bargaining activities at a variety of manufacturers and vendors, including a number that supply goods to the Company. UNITE is engaged in organizing activities at three of the Company's vendors, Peerless Clothing, Inc., Fieldcrest Cannon, Inc. and Guess, Inc.

              INFORMATION AND DOCUMENTS INCORPORATED BY REFERENCE

          We incorporate herein by reference the information relating to security ownership of management and certain beneficial owners contained in Management's proxy statement. Copies of such proxy statement and the 8-K incorporated herein by reference are available upon request by contacting the Independent Shareholders' Committee at the telephone number and address above. The Independent Shareholders' Committee and UNITE assume no responsibility for the accuracy or completeness of any information contained herein which is based on, or incorporated by reference to, Management's proxy statement or other May Company public filings.

                DEADLINE FOR SUBMISSION OF SHAREHOLDER PROPOSALS

          Proposals of shareholders intended to be presented at the next Annual Meeting must be received by The May Department Store Company, 611 Olive Street, St. Louis, Missouri 63101-1799 on or before December 25, 1997. The Independent Shareholders' Committee urges all qualified shareholders to submit their resolutions to management.

                                 MAY COMPANY INDEPENDENT
                                 SHAREHOLDERS' COMMITTEE


          PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED BLUE PROXY CARD PROMPTLY AND MAIL IT IN THE POSTAGE PRE-PAID ENVELOPE PROVIDED HEREWITH.

          If your shares are held in the name of a broker, bank or nominee, only it can sign a proxy card and only upon receipt of your specific instructions to do so. Accordingly, please contact the person responsible for your account and give him or her appropriate instructions to execute the blue proxy card.

     IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN VOTING YOUR SHARES, PLEASE CALL (202) 785-5690.

                       THE MAY DEPARTMENT STORES COMPANY

                      1997 ANNUAL MEETING OF SHAREHOLDERS
                           THIS PROXY IS SOLICITED BY

                MAY COMPANY INDEPENDENT SHAREHOLDERS' COMMITTEE


     The undersigned shareholder of The May Department Stores Company hereby appoints each of Michael R. Zucker, Marka Peterson, and Benjamin Hensler, and each of them with full power of substitution, for and in the name of the undersigned, to represent and to vote, as designated below, all common shares of The May Department Stores Company that the undersigned is entitled to vote if personally present at the 1997 Annual Meeting of Shareholders of The May Department Stores Company, to be held on May 23, 1997 at Cervantes Convention Center, St. Louis, Missouri at 10:00 a.m. C.S.T., and at any adjournment, postponement or rescheduling thereof. The undersigned hereby revokes any previous proxies with respect to the matters covered by this Proxy.

                MAY COMPANY INDEPENDENT SHAREHOLDERS' COMMITTEE
            RECOMMENDS A VOTE FOR EACH OF THE ITEMS SET FORTH BELOW:

               (Please mark with an "X" in the appropriate boxes)



(a) ELECTION OF DIRECTORS: Election of Jerome T. Loeb, Russell E. Palmer, Michael R. Quinlan and William P. Stiritz.

[ ]    FOR all nominees ex-          [ ]  WITHHOLD AUTHORITY
       cept as marked below              for all nominees

(INSTRUCTION: To withhold authority to vote for one or more nominees, mark FOR above and print the name(s) of the person(s) with respect to whom you wish to withhold authority in the space provided below.)

(b)  Approval of proposal to approve Arthur Andersen LLP as Independent
Auditors.

          For            Against         Abstain
          [ ]              [ ]             [ ]


(c)   Approval of proposal to declassify the Board of Directors.

          For            Against         Abstain
          [ ]              [ ]             [ ]


(d) Approval of the proposal to urge the Board of Directors to strengthen the Company's Vendor Standards of Conduct.

          For            Against         Abstain
          [ ]              [ ]             [ ]



(e) Approval of proposal to eliminate the poison pill through an amendment to the Company's By-Laws.

          For            Against         Abstain
          [ ]              [ ]             [ ]

     If no marking is made, this PROXY will be voted FOR all of the nominees listed above, FOR the proposal to approve Arthur Andersen LLP as Independent Auditors, FOR the proposal to declassify the Board of Directors, FOR the proposal to urge the Board of Directors to strengthen the Company's Vendor Responsibility Program and FOR the anti-poison pill by-law proposal. If no directions are given, and this signed card is returned, the undersigned understands that the proxies named on Management's proxy card will vote in accordance with recommendations of the board of directors and in each proxy's discretion on any other matter that may properly come before the meeting and at any adjournment or postponement thereof.

     Please date and sign this proxy exactly as your name appears hereon:

Dated:  __________________________, 1997

(Signature)

(Signature, if held jointly)
(Title)

When shares are held by joint tenants, both should sign. When signing as attorney-in-fact, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such.